SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

8 August 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 8 August 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                   BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date: 8 August 2006

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Name of applicant:                                            Protherics PLC
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Name of scheme:                                               Block Listing in respect of 6% Convertible Unsecured
                                                              Loan Notes ("Loan Notes")
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Period of return:                              From:          8 February 2006       To:       8 August 2006
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Balance under scheme from previous return:                    10,920,164 Ordinary Shares (Loan Notes to the value of
                                                              £2,730,041.00)
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The amount by which the block scheme has been increased, if   Nil
the scheme has been increased since the date of the last
return:
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Number of securities issued/allotted under scheme during      1,302,928 Ordinary Shares (Loan Notes to the value of
period:                                                       £325,732.00)
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Balance under scheme not yet issued/allotted at end of        9,617,236 Ordinary Shares (Loan Notes to the value of
period                                                        £2,404,309.00
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Number and class of securities originally listed and the      17,092,476 Ordinary Shares (Loan Notes to the value of
date of admission                                             £4,273,119.00)
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Total number of securities in issue at the end of the period  260,742,573
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Name of contact:                                              Julie Vickers
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Address of contact:                                           The Heath Business and Technical Park
                                                              Runcorn
                                                              Cheshire  CW7 4QX
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Telephone number of contact:                                  +44 (0) 1928 518010
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SIGNED BY   ______________________________________________
                  Company Secretary
                  for and on behalf of
                  Protherics PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END